May 29, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-3030

Attn:	Mr. Kevin L. Vaughn
Mr. Gary Newberry
Mr. Martin James

RE:	Oclaro, Inc.
Form 10-K for the Fiscal Year Ended July 2, 2011
Amendment No. 1 to Form 10-Q for the Quarter Ended December 31, 2011
File No. 000-30684

Dear Gentlemen:

Set forth below is our response to the Securities and Exchange Commission Staff’s (“Staff”) letter dated May 23, 2012 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the fiscal year ended July 2, 2011 (the “Form 10-K”) and the Amendment No. 1 to Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2011 (the “Form 10-Q”) of Oclaro, Inc. (“Oclaro,” “we” or “our”).

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter. We have added numbering to Staff’s Comment 3 to aid in the clarity of our reply.

Form 10-K for the year ended July 2, 2011

1.	Comment: We note a significant portion of your revenues and long-lived tangible assets are attributed to “Europe” and “Asia.” Please revise future filings to separately disclose any material revenues or tangible long-lived assets attributed to any individual foreign countries. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

Response: We acknowledge the Staff’s comment, and respectfully advise the Staff that we will, in future filings, enhance our disclosure of information about geographic areas in our annual financial statement footnotes and in our annual disclosures within “Customers, Sales and Marketing” and “Long-Lived Tangible Assets and Total Assets” under Item 1. Business, beginning with Oclaro’s Annual Report on Form 10-K for the fiscal year ending June 30, 2012, as follows:

Geographic Information

The following table shows revenues by geographic area for the fiscal years ended June 30, 2012, July 2, 2011 and July 3, 2010, based on the delivery locations of our products:

	Year Ended
	June 30, 2012	July 2, 2011	July 3, 2010
	(Thousands)
United States	$	$80,350	$75,907
China		81,368	73,000
Hong Kong		47,452	36,287
Germany		46,652	34,368
Italy		46,376	35,507
Japan		45,058	20,332
Thailand		32,072	33,956
Rest of world		87,177	83,188

	$	$466,505	$392,545

The following table sets forth our long-lived tangible assets and total assets by geographic region as of the dates indicated:

	Long-lived Tangible Assets			Total Assets
	June 30, 2012		July 2, 2011	June 30, 2012	July 2, 2011
	(Thousands)
United States	$		$8,048	$	$98,248
China			33,564		80,906
United Kingdom			6,496		124,841
Switzerland			7,480		31,572
Thailand			9,598		23,242
Rest of world			4,188		16,365

		$	$69,374	$	$375,174

We additionally note that, except for the countries separately disclosed in each table above, no individual country represented more than five percent of our total revenues, total long-lived tangible assets or total assets as of and for the fiscal year ended July 2, 2011.

2.	Comment: We note your disclosures on pages 6-8 regarding your primary product offerings. Please explain to us how you have considered the disclosure requirements set forth in paragraph 280-10-50-40 of the FASB Accounting Standards Codification. Revise future filings as appropriate.

Response: We acknowledge the Staff’s comment, and note that we principally derive revenue from the sales of products. Services constitute less than 1% of our overall revenues in each accounting period, and accordingly are included within our reported revenues from sales of products. We respectfully advise the Staff that we will, in future filings, enhance our disclosure of information about products and services in our annual financial statement footnotes and in our annual disclosures within “Our Product Offerings” under Item 1. Business, beginning with Oclaro’s Annual Report on Form 10-K for the fiscal year ending June 30, 2012, as follows:

The following table shows revenues by product group for the fiscal years ended June 30, 2012, July 2, 2011 and July 3, 2010:

	Year Ended
	June 30, 2012	July 2, 2011	July 3, 2010
	(Thousands)
Telecom components (1)	$	$134,705	$147,366
Transmission modules (2)		93,292	34,433
Amplification, filtering and optical routing (3)		184,514	161,628
Industrial and consumer (4)		53,994	49,118

	$	$466,505	$392,545

(1)	Includes lasers, modulators, laser pumps, receivers and integrated lasers and modulators.
(2)	Includes 10 G/bps and 40 G/bps transponders and transceivers.
(3)	Includes amplifiers, micro-optics, dispersion compensation management, WSS modules, subsystems, ROADM line cards and thin film filters.
(4)	Includes high power laser and VCSEL products.

Amendment No. 1 to Form 10-Q for the Quarter Ended December 31, 2011

3.	Comment: We note your disclosures regarding the restatement of your financial statements for the six months ended December 31, 2011. You state that the original financial statements were prepared based on management’s determination of the existence of certain net operating loss carryforwards in a foreign jurisdiction and that you have now determined that the net operating loss carryforwards in the foreign jurisdiction became fully impaired during the three months ended October 1, 2011. Please address the following:

a.	Tell us the foreign jurisdiction to which these net operating loss carryforwards relate.

b.	Tell us the exact date you received notification of the pending loss of the net operating loss carryforwards.

c.	Clarify whether the notification of the pending loss of the net operating loss carryforwards represented an acceleration of the expiration of those carryforwards.

d.	Clarify for us how the net operating loss carryforwards were reflected in your financial statements as of July 2, 2011. In this regard, we note your disclosure on page F-36 of the July 2, 2011 Form 10-K that other than $1.3 million recorded relating to one foreign jurisdiction, “[you] have recorded a full valuation allowance against [your] remaining foreign and domestic deferred tax assets as of July 2, 2011.”

e.	Please provide additional details to support your conclusion that the restatement relates only to the three months ended October 1, 2011 and the six months ended December 31, 2011. In light of the pending expiration of the net operating losses, explain how you considered the potential impacts to your financial statements as of July 2, 2011 and your basis for concluding no adjustment to those financial statements was necessary.

f.	Explain to us why the majority of the impairment of your net operating loss carryforwards, a deferred tax asset, has resulted in an increase in your accrued expenses and other liabilities.

Response: We acknowledge the Staff’s comment, and note that the restatement of our financial statements primarily related to the failure of Oclaro (Switzerland) GmbH (“Oclaro Switzerland”), our principal subsidiary in Switzerland, to timely file a tax return for fiscal year 2009 (their fiscal year ended June 2009). As a result of the failure to timely file the tax return, and the failure to timely appeal certain notices related to the tax year 2009 which were received by Oclaro Switzerland, all of the net operating losses of our Oclaro Switzerland were subject to loss at the discretion of the Swiss Canton (Zurich). We have communicated with tax officials in the Canton, and they have confirmed that all of the net operating losses of Oclaro Switzerland were forfeited as of August 13, 2011 due to the failure to timely file the tax returns. Management of Oclaro was not aware of the failure to timely file the 2009 Oclaro Switzerland tax return or of the notices received by Oclaro Switzerland at the time we filed the Form 10-K. The amounts recorded in income tax provision, as restated, in our financial statements for the quarter ended October 1, 2011 reflect tax expense for Oclaro Switzerland corresponding to fiscal years 2010 and 2011 and the fiscal quarter ended October 1, 2011due to the disallowance of net operating loss carryforwards in addition to the impairment of recognized deferred tax assets related to these net operating loss carryforwards of Oclaro Switzerland. The amounts recorded in income tax provision, as restated, in our financial statements for the quarter ended December 31, 2011 reflect tax expense for Oclaro Switzerland corresponding to the fiscal quarter ended December 31, 2011 due to the disallowance of net operating loss carryforwards and an immaterial amount of tax expense related to Avalon Photonics AG (“Avalon”), a small subsidiary in Switzerland, which similarly failed to file tax returns for the fiscal year 2009. The income tax provision originally recognized in the first quarter and second quarter of fiscal year 2012 utilized the available net operating loss carryforwards.

a.	These net operating loss carryforwards relate to Switzerland.

b.	Oclaro Switzerland received a “Final notice for failure to file and tentative tax assessment” with respect to Oclaro Switzerland on July 14, 2011. Avalon received a “Final notice for failure to file and tentative tax assessment” with respect to Avalon on September 28, 2011. We had thirty days to respond to appeal each notice. Management of Oclaro, however, was not made aware of the receipt of these notices by Oclaro Switzerland or Avalon until January 2012, and then undertook a process, including visiting Switzerland, to determine the actual impacts of the failure to file. This process was concluded in April 2012.

c.	We confirm the notification of the pending loss of the net operating loss carryforwards represented an acceleration of the expiration of those carryforwards, as all existing carryforwards expiring in the future were forfeited 30 days after each notice described above, upon the lapse of the period in which we had the right to appeal.

d.	We note the $1.3 million in deferred tax assets recorded as of July 2, 2011 represented our estimate of net operating loss carryforwards of Oclaro Switzerland, which, based on a consideration of all positive and negative evidence available, our management expected to be realizable as of that date. $0.9 million of these deferred tax assets were recorded within prepaid expenses and other current assets and $0.4 million were recorded within other non-current assets in our consolidated balance sheet as of July 2, 2011.

The deferred tax assets related to the remaining net operating loss carryforwards of Oclaro Switzerland were not expected to be realizable as of July 2, 2011. Accordingly, we provided a valuation allowance for the deferred tax asset relating to the remaining operating loss carryforwards of Oclaro Switzerland as of July 2, 2011. For Oclaro and all of its other subsidiaries which had deferred tax assets as of July 2, 2011, management concluded, based on a consideration of all positive and negative evidence available, that such assets were not expected to be realizable as of such date, and accordingly provided a full valuation allowance against them.

e.	We note the income tax provision, as restated, recorded in the three months ended October 1, 2011 resulted from (i) income tax due on the taxable income of Oclaro Switzerland for fiscal years 2010 and 2011 due to the subsequent disallowance of net operating loss carryforwards, and (ii) from the impairment of the net operating loss carryforwards of Oclaro Switzerland which existed as of July 2, 2011, both of which occurred due to a failure to appeal a tax notice within thirty days of its issuance on July 14, 2011. That is, as of August 13, 2011 (30 day period expiration) there was a change in facts related to our Oclaro Switzerland tax position. We filed our Form 10-K for the fiscal year ended July 2, 2011 on September 9, 2011. Per Accounting Standards Codification (ASC) 740-10-25-14, the recognition and measurement of a tax position at a reporting date (i.e., Oclaro’s fiscal year end date July 2, 2011) should be based on our best judgment of the facts, circumstances, and information available at the reporting date. The Oclaro Switzerland net operating loss carryforwards used to offset income tax provision in fiscal years 2010 and 2011 and those related to the deferred tax assets which existed as of July 2, 2011 were valid, and, at the reporting date, had Oclaro management been aware of the notices identified in 3.b. above, we would have concluded we had a “more likely than not” chance of our tax positions being upheld as the filing of the tax return was in the company’s control. Per ASC 740-10-25-8, information received after the reporting date, but before the financial reports are prepared, should not be used to evaluate the tax position as of the reporting date. Therefore, based on our review of the change in facts and the timing of them in the quarter ended October 1, 2011, management concluded that the change in Oclaro Switzerland’s income tax expense up through the end of the first quarter of fiscal year 2012 should be properly recorded in the first quarter of fiscal year 2012.

f.	As discussed above, the loss of net operating loss carryforwards in the first quarter of fiscal year 2012 resulted in Oclaro Switzerland becoming liable for income taxes related to fiscal years 2010 and 2011, in addition to income taxes relating to the first quarter of fiscal year 2012. During fiscal years 2010 and 2011, we did not record any income tax provision related to this liability, as we had valid net operating loss carryforwards to offset the liability. Additionally, as these net operating loss carryforwards were used during fiscal year 2010 and fiscal year 2011 to offset the taxable income of Oclaro Switzerland, they did not represent an asset as of July 2, 2011. Due to the loss of these net operating loss carryforwards on August 13, 2011, we were required to recognize the full outstanding tax liability as of that date in accrued expenses and other liabilities in our consolidated balance sheet.

Oclaro, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (408) 919-6032. Thank you for your time and consideration.

Sincerely,

/s/ Jerry Turin
Jerry Turin
Chief Financial Officer

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